UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)
(Amendment No. 5)*
Encompass Group Affiliates, Inc.

(Name of Issuer)
Common Stock, no par value per share

(Title of Class of Securities)
007511108

(CUSIP Number)
Neil Townsend, Esq.
399 Park Avenue
New York, NY 10022-4689
Phone: 212-705-7722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 18, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. ACT-DE, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26-0685800

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,65 6 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C P referred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. H.I.G.-ACT, LLC (formerly H.I.G.-ACT, Ltd.) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0548460

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. H.I.G. INVESTMENT GROUP III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 80-0134969

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,65 6 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C P referred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. H.I.G. ASSOCIATES III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 90-0265798

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. H.I.G. CAPITAL PARTNERS III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 11-366742

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. H.I.G. ADVISORS III, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 55-0809387

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. H.I.G.-GPII, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 65-0863795

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. ANTHONY TAMER I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

SCHEDULE 13D

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS. SAMI W. MNAYMNEH I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

     This Amendment No. 5 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on August 27, 2007 by (i) ACT-DE, LLC, a Delaware limited liability company (“ACT LLC”), (ii) H.I.G. — ACT, LLC, a Delaware limited liability company (formerly H.I.G.—ACT, Ltd.) (“HIG ACT”) and the sole member of ACT LLC, (iii) H.I.G. Capital Partners III, L.P., a Delaware limited partnership (“HIG CP III”) and a shareholder of HIG ACT, (iv) H.I.G. Advisors III, L.L.C. a Delaware limited liability company (“HIG LLC”) and the general partner of HIG CP III, (v) H.I.G. Investment Group III, L.P., a Cayman Islands limited partnership (“HIG IG III”) and a shareholder of HIG ACT, (vi) H.I.G. Associates III, L.P., a Cayman Islands limited partnership (“HIG Associates”) and the general partner of HIG IG III, (vii) H.I.G.-GPII, Inc., a Delaware corporation (“HIG GP”), the manager of HIG LLC and the general partner of HIG Associates, and (viii) Messrs. Mnaymneh and Tamer, each a Co-President of HIG GP (ACT LLC, HIG ACT, HIG CP III, HIG LLC, HIG IG III, HIG Associates, HIG GP, and Messrs. Mnaymneh and Tamer collectively being referred to as the “Reporting Persons”) with respect to the Common Stock, no par value per share (the “Common Stock”) and the Series C Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) of Encompass Group Affiliates, Inc. (formerly known as Advanced Communications Technologies, Inc.), a Florida corporation (the “Issuer”), as amended by Amendment No.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 7, 2008, Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on March 25, 2009, Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on February 11, 2011 and Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on February 15, 2011. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.
     The Amendment No. 5 to the Schedule 13D is being filed to disclose certain matters in respect of (a) an Asset Purchase Agreement, dated May 13, 2011 (the “Asset Purchase Agreement”), among (i) the Issuer, (ii) Encompass Parts Distribution, Inc. (“Encompass Parts”), Cyber-Test, Inc., Vance Baldwin, Inc., Tritronics, Inc. and Encompass Service Solutions, Inc. (collectively with the Issuer, the “Sellers”), (iii) Sancompass, Inc. (the “Parent”) and (iii) Encompass Supply Chain Solutions, Inc. (a newly formed wholly owned subsidiary of the “Buyer”) and (b) a Voting Agreement, dated May 13, 2011 (the “Voting Agreement”), between the Buyer and ACT LLC.
     The Parent is a newly formed entity owned by funds advised by Sankaty Advisors, LLC (the “Sankaty Funds”). The Sankaty Funds are holders of senior and subordinated debt of Encompass Parts.
Item 4. Purpose of Transaction
     Item 4 is hereby supplemented to add the following:
Acquisition of Substantially All of the Assets of the Sellers
Pursuant to the terms of the Asset Purchase Agreement, the Buyer has agreed to purchase from the Sellers, and the Sellers have agreed to sell to the Buyer, substantially all of the assets of the Sellers in exchange for the following consideration: (i) the assumption by the Buyer of substantially all of the liabilities of the Sellers (including all of the obligations of Encompass Parts in respect of its senior indebtedness owed to the Sankaty Funds), subject to certain exclusions as set forth in the Asset Purchase Agreement, (ii) the transfer of the subordinated debt held by the Sankaty Funds to Encompass Parts for cancellation, (iii) a cash payment of $1,000,000, $350,000 of which will be held in escrow for purposes of securing indemnification claims as described below; (iv) the issuance to the Sellers of a 15% common equity interest in the Parent as described below (the “Seller Equity”) and (v) the assumption or discharge of certain other liabilities and expenses of the Sellers.
The Seller Equity will represent a 15% common equity interest in the Parent. However, as of the closing, the Seller Equity will rank junior to approximately $10,000,000 in senior secured indebtedness and approximately $33,000,000 preferred equity. At the closing, all of the equity interests of the Sankaty Funds in Encompass will be surrendered and cancelled for nominal consideration.

The closing of the transactions contemplated by the Asset Purchase Agreement is subject to a number of conditions, including: (i) the representations and warranties of the parties being true and correct in all material respects at closing, (ii) there being no material breaches of the terms of the Asset Purchase Agreement, (iii) absence of any litigation or other legal requirement prohibiting the consummation of the transaction or preventing the Buyer from owning the purchased assets, (iv) certain third party consents, (v) requisite shareholder approval, (vi) the completion of arrangements pursuant to which each of Fred Baldwin and Tritronics, LLC agree to exchange the subordinated notes issued to them by Encompass for preferred equity issued by the Parent (the “Baldwin/Tritronics Arrangements”), (vii) the completion of the terms of the preferred and common equity arrangements for the Parent, (viii) the execution by H.I.G. Capital, L.L.C. of a non-competition agreement and (ix) certain other customary closing conditions.
The Asset Purchase Agreement may be terminated prior to the closing (i) by mutual agreement of the parties, (ii) by the Buyer or the Parent if representations and warranties of the Sellers were not true and correct in all material respects when made, or if the Sellers are in material breach of covenants (subject to a 10 day cure period), (iii) by the Sellers if representations and warranties of the Buyer or parent were not true and correct in all material respects when made, or if the Buyer or Parent are in material breach of covenants (subject to a 10 day cure period), (iv) by the Sellers if they enter into an agreement with a third party for the sale (by acquisition, business combination or a similar transaction) of the Sellers or their businesses pursuant to a transaction in which (A) the senior and subordinated indebtedness owed by Encompass Parts to the Sankaty Funds would be paid in full and (B) the Buyer and the Parent would be reimbursed for reasonable expenses incurred in connection with the transactions contemplated by the Asset Purchase Agreement (a “Designated Acquisition”) and (v) by the Sellers if the Baldwin/Tritronics Arrangements have not been agreed upon with Mr. Baldwin and Tritronics, LLC prior to June 7, 2011.
The Sellers have agreed to indemnify the Buyer for matters limited to (i) taxes (until the statute of limitations), (ii) employee benefits and excluded liabilities (for a two (2) year survival period) and (iii) certain claims relating to the Circuit City bankruptcy (for a one (1) year survival period). The indemnity is secured by a $350,000 escrow, half which is to be released to the Sellers on the first anniversary of the closing date and the remainder of which is to be released on the second anniversary of the closing date (subject, in each case, to pending claims). The Sellers indemnity obligations may not exceed the amount of the escrowed funds plus cash held by the Sellers in excess of amounts necessary to discharge obligations to third party non-affiliate creditors plus the amount of any cash distributions made to affiliates. The Buyer and the Parent have agreed to indemnify the Sellers for assumed liabilities, subject to a two (2) year survival period.
The foregoing description of the Asset Purchase Agreement is qualified in its entirety by the Asset Purchase Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.
The Issuer’s Board of Directors has formed a special committee (the “Special Committee”) consisting of John G. Ball, Thomas Ketteler, Gerald Wedren and Wilbank Roche. The Special Committee has approved the Asset Purchase Agreement and has been authorized to consider other strategic alternatives for the Company that could result in a “Designated Acquisition” (as defined above). The Special Committee has retained Cassel Salpeter & Co. to provide financial advice with respect to the transaction. Cassel Salpeter & Co. has delivered an opinion to the Special Committee that the transaction contemplated by the Asset Purchase Agreement is fair to Encompass, from a financial point of view.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby supplemented to add the following:
Voting Agreement
Pursuant to the Voting Agreement, ACT LLC has agreed to vote all of the shares of Issuer stock owned by it in favor of the transactions contemplated by the Asset Purchase Agreement. The Voting Agreement terminates upon any termination of the Asset Purchase Agreement or any material amendment to the terms of the Asset Purchase Agreement that are made without the consent of ACT LLC. The foregoing description of the Voting Agreement is qualified in its entirety by the Voting Agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby supplemented to add the following exhibits:

Exhibit	Description
1	Asset Purchase Agreement, dated May 13, 2011, among (i) Encompass Group Affiliates, Inc., (ii) Encompass Parts Distribution, Inc., Cyber-Test, Inc., Vance Baldwin, Inc., Tritronics, Inc. and Encompass Service Solutions, Inc. (iii) Sancompass, Inc. and (iii) Encompass Supply Chain Solutions, Inc.

2	Voting Agreement, dated May 13, 2011 (the “Voting Agreement”), between Encompass Supply Chain Solutions, Inc. and ACT LLC

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 19, 2011

ACT—DE, LLC
By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. — ACT, LLC.
By:	ACT—DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. INVESTMENT GROUP III, L.P.
By:	ACT—DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. ASSOCIATES III, L.P.
By:	ACT—DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. — CAPITAL PARTNERS III, L.P.
By:	ACT—DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. ADVISORS III, L.L.C.
By:	ACT—DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. — GPII, INC.
By:	ACT—DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

ANTHONY TAMER
By:	ACT—DE, LLC, his attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

SAMI W. MNAYMNEH
By:	ACT—DE, LLC, his attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President